

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 12, 2007

Via U.S. mail and facsimile

Mr. Luke C. Zouvas, Esq.
Applbaum & Zouvas LLP
925 Hotel Circle South
San Diego, CA 92108

> **Re: Baoshinn Corporation**
> **Amendment No. 5 to Registration Statement on Form SB-2**
> **Filed February 26, 2007**
> **File No. 333-134991**

Dear Mr. Zouvas:

We have reviewed your amended filing and your response and have the following comments. Please note that all page numbers reference the marked version that you filed on EDGAR. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of Prospectus, page 6

Summary Information about Our Group, page 6

1. Please revise your financial information in operating data to include the nine months ended December 31, 2005. Please also remove the caption "audited" from your balance sheet and operating data information.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

2. We note that you have included a discussion of your results of operations for the three and nine months ended December 31, 2006 compared to the three and nine months ended December 31, 2005. Please revise your MD&A to include a discussion of your results of operations for the year ended March 31, 2006 compared to the year ended March 31, 2005. Please discuss significant changes

in all line items in your consolidated statements of operations. Please also discuss your sources and uses of funds for the year ended March 31, 2006 in your liquidity and capital resources section.

Financing our Capital Expenditures, page 33

3. We note the statement in the second paragraph that management "has confidence that this offering will be subscribed in maximum to fund our expansion." Please provide the basis for this statement or delete. Please also clarify that this offering will only fund a portion of your expansion.

Interim Financial Statements – December 30, 2006

Consolidated Balance Sheet, page 41

4. Please remove the caption "audited" from the March 31, 2006 column in your interim balance sheet. Only the annual financial statements themselves are audited. Information presented outside of those financial statements, including amounts derived from those audited financial statements, are unaudited and should not be labeled as audited.

Undertakings, page 63

5. We note your response to comment 6 from our letter dated February 14, 2007. It appears that you have provided the undertaking required by Item 512(a)(4) of Regulation S-K, rather than Item 512(a)(4) of Regulation S-B. Please revise accordingly.

Signatures, page 64

6. Please update the signature date as of the most recent practicable date.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551- 3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director